UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 17, 2019	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR MARCH 2019

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I. OPERATING DATA

	Estimated amount completed in March 2019	Actual amount completed in March 2018	Year- on-year increase	Total estimated amount completed in March 2019	Total actual amount completed in March 2018	Year- on-year increase
Passenger Transportation Data ASK (available seat-kilometres) (millions)	21,598.12	20,095.41	7.48%	65,809. 12	59,347.18	10.89%
— Domestic routes	13,879.24	12,678.62	9.47%	42,142. 24	37,049.73	13.75%
— International routes	7,166.81	6,888.05	4.05%	22,014. 53	20,779.72	5.94%
— Regional routes	552.07	528.74	4.41%	1,652.35	1,517.73	8.87%

RPK (revenue passenger-kilometres) (millions)	17,864.54	16,760.27	6.59%	54,343. 09	48,513.47	12.02%
— Domestic routes	11,671.79	10,774.41	8.33%	35,056. 06	30,642.61	14.40%
— International routes	5,728.08	5,552.05	3.17%	17,930. 96	16,635.18	7.79%
— Regional routes	464.67	433.80	7.11%	1,356.08	1,235.68	9.74%

	Estimated amount completed in March 2019	Actual amount completed in March 2018	Year- on-year increase		Total estimated amount completed in March 2019	Total actual amount completed in March 2018	Year- on-year increase
Number of passengers carried (thousands)	10,646.18	10,100.32	5.40%		31,877.72	28,739.81	10.92%
— Domestic routes	8,875.93	8,414.98	5.48%		26,477.79	23,779.39	11.35%
— International routes	1,426.39	1,367.61	4.30%		4,393.56	4,053.57	8.39%
— Regional routes	343.87	317.73	8.23%		1,006.37	906.86	10.97%

Passenger load factor (%)	82.71%	83.40%	-0.69	pts	82.58%	81.75%	0.83	pts
— Domestic routes	84.10%	84.98%	-0.89	pts	83.19%	82.71%	0.48	pts
— International routes	79.93%	80.60%	-0.68	pts	81.45%	80.05%	1.40	pts
— Regional routes	84.17%	82.04%	2.12	pts	82.07%	81.42%	0.65	pts

Freight Transportation Data AFTK (available freight tonne- kilometres) (millions)	715.17	664.68	7.60%		2,223.36	1,985.71	11.97%
— Domestic routes	267.45	251.32	6.42%		826.62	726.19	13.83%
— International routes	430.09	397.27	8.26%		1,342.78	1,211.22	10.86%
— Regional routes	17.63	16.10	9.53%		53.95	48.30	11.70%

RFTK (revenue freight tonne- kilometres) (millions)	231.26	220.09	5.08%		613.52	601.51	2.00%
— Domestic routes	78.22	74.39	5.14%		218.37	217.86	0.24%
— International routes	150.29	142.54	5.44%		388.21	375.34	3.43%
— Regional routes	2.75	3.16	-13.00%		6.94	8.32	-16.57%

Weight of freight carried (million kg)	79.28	76.58	3.53%		215.29	218.92	-1.66%
— Domestic routes	55.15	53.50	3.08%		153.48	158.25	-3.01%
— International routes	21.80	20.37	7.04%		55.87	53.60	4.25%
— Regional routes	2.33	2.71	-13.96%		5.94	7.08	-16.07%

Freight load factor (%)	32.34%	33.11%	-0.78	pts	27.59%	30.29%	-2.70	pts
— Domestic routes	29.25%	29.60%	-0.36	pts	26.42%	30.00%	-3.58	pts
— International routes	34.94%	35.88%	-0.93	pts	28.91%	30.99%	-2.08	pts
— Regional routes	15.61%	19.66%	-4.04	pts	12.86%	17.22%	-4.36	pts

	Estimated amount completed in March 2019	Actual amount completed in March 2018	Year- on-year increase		Total estimated amount completed in March 2019	Total actual amount completed in March 2018	Year- on-year increase
Consolidated Data ATK (available tonne- kilometres) (millions)	2,659.00	2,473.27	7.51%		8,146.18	7,326.95	11.18%
— Domestic routes	1,516.58	1,392.39	8.92%		4,619.43	4,060.67	13.76%
— International routes	1,075.11	1,017.19	5.69%		3,324.09	3,081.39	7.88%
— Regional routes	67.32	63.68	5.71%		202.66	184.89	9.61%

RTK (revenue tonne- kilometres) (millions)	1,821.66	1,710.89	6.47%		5,382.10	4,862.77	10.68%
— Domestic routes	1,118.65	1,034.32	8.15%		3,298.12	2,912.43	13.24%
— International routes	658.96	634.94	3.78%		1,958.28	1,833.82	6.79%
— Regional routes	44.06	41.63	5.83%		125.70	116.53	7.87%

Overall load factor (%)	68.51%	69.18%	-0.67	pts	66.07%	66.37%	-0.30	pts
— Domestic routes	73.76%	74.28%	-0.52	pts	71.40%	71.72%	-0.33	pts
— International routes	61.29%	62.42%	-1.13	pts	58.91%	59.51%	-0.60	pts
— Regional routes	65.45%	65.37%	0.08	pts	62.02%	63.02%	-1.00	pts

Note:	Freight transportation data only contained data of bellyhold space in passenger aircraft. The table does not contain data of cargo services.

II. FLEET STRUCTURE

In March 2019, the Company introduced seven aircraft (one A320NEO, three B737-800 and three B787-9). As at the end of March 2019, details of the fleet structure of aircraft of the Company were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger
	aircraft	29	53	5	87
1	B777 series	10	10	0	20
2	B787 series	0	7	0	7
3	A350 series	0	4	0	4
4	A330 series	19	32	5	56

	Narrow-body passenger
	aircraft	210	208	188	606
5	A320 series	129	114	68	311
6	B737 series	81	94	120	295
	Total	239	261	193	693

Note: The 15 business aircraft held under trust of the Company were not included in the fleet.

III. BRIEF EXPLANATION ON OPERATING DATA

In relation to passenger traffic, passenger transportation capacity (measured by available seat-kilometres) of the Company in March 2019 increased by 7.48% year-on-year, passenger traffic volume (measured by revenue passenger-kilometres) increased by 6.59% year-on-year, and passenger load factor decreased by 0.69 percentage points to 82.71% year-on-year.

The freight transportation business of the Company only consists of bellyhold space freight operated through passenger aircraft, and the business is under contractual operation by a subsidiary of the controlling shareholder of the Company. Freight load volume in March 2019 increased by 3.53% year-on-year.

In March 2019, the Company launched new domestic routes such as Xi’an — Hetian, Shanghai — Xishuangbanna, Lanzhou — Zhuhai, Shanghai — Mudanjiang, Hangzhou — Shenyang, Tianjin — Luzhou and Xi’an — Yiwu, and new international and regional routes such as Taiyuan — Pudong — Chicago, Yantai — Changsha — Bangkok and Xi’an — Macau.

IV.RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” under “About China Eastern Airlines — Get to know China Eastern Airlines” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 16 April 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).